SCHNEIDER WEINBERGER & BEILLY, LLP

2200 Corporate Boulevard, N.W.

Suite 201

Boca Raton, Florida 33431

telephone (561) 362-9595

telecopier (561) 361-9612

email: jim@swblaw.net

June 9, 2008

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Hardy, Branch Chief
Brigitte Lippmann
Jenn Do
Terence O’Brien

Re:	Gold Horse International, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed on April 18, 2008
File No. 333-148827
Form 10-KSB for the year ended June 30, 2007
Filed on October 15, 2007
File No. 0-30311

Ladies and Gentlemen:

We are counsel to the Company in connection with the above-referenced filings. The Company is in receipt of the staff’s letter of comment dated May 2, 2008. The Company has filed Amendment No. 2 to the Registration Statement on Form S-1 which contains revisions in response to the staff’s comments. Following are the Company’s responses to such comments; under separate cover the Company is delivering hard copies of such filing marked to show the changes and keyed to the staff’s comments.

General

1.

We note your response to comment 1 in our letter dated February 21, 2008. Please describe the method by which the company determined the number of shares it seeks to register in connection with the registration statement. The amount currently being registered still appears to be more than a third of the shares held by non-affiliates. We calculate the number of outstanding shares held by non-affiliates to be 12,284,894 which equals the number of outstanding minus the shares held by officers, directors and Genesis Pharmaceuticals Enterprises. Since Genesis Pharmaceuticals Enterprises, Inc. owns 8,192,500 shares or 15.6% of your outstanding shares, please address how you accounted for these shares in your calculation.

RESPONSE:    The Company has further reduced the number of shares being registered pursuant to Amendment No. 2 to an aggregate of 4,071,793 shares which represents approximately 33% of the Company’s common stock which is held by non-affiliates. Please see page ii, the prospectus cover page, and pages 4, 6, 9, 76 and 77. The number of shares held by non-affiliates used for the purpose of determining the shares to be included in the registration statement has been calculated as follows:

We apologize for the inadvertent error in omitting Genesis Pharmaceuticals from our earlier calculation which resulted in the number of shares being registered exceeding approximately 33%.

Issued and outstanding at May 31, 2008	52,544,603
Less shares held by officers and directors	(32,097,209)
Less shares held by Genesis Pharmaceuticals	(8,192,500)
Shares held by non-affiliates	12,254,894

Liquidity and Capital Resources, page 38

2.

We have read your response to comment 24 in our letter dated February 21, 2008. Please revise your disclosure to state specifically that there is no indication that the related party receivable balances would be repaid within one year. Also, we do not see the additional clarifying disclosure that you indicated had been added on page 39. Please advise or revise accordingly.

RESPONSE:    The Company has revised its disclosure to state that there is no indication that the related party receivable balances would be repaid within one year. Please see pages 13 and 40.

Operating Activities, page 40

3.	Please discuss the underlying reasons for the $634,000 decrease in accrued interest. This caused a 21% decrease in current liabilities from June 30 to December 31, 2007.

RESPONSE:    The Company has revised its disclosure to discuss the reason for the decrease in accrued interest. As disclosed, in October 2007 and November 2007, the Company paid, in cash, accrued interest of approximately $786,000. Please see page 40.

Contractual Obligations and Off-Balance Sheet Arrangements, page 42-43

4.

We have read your response to comment 26 in our dated February 21, 2008. You have told us that the amendment has been revised on page 42 to include the interest commitments in the table of contractual obligations, and that you have included appropriate disclosure with respect to your assumptions of estimated variable rate interest payments. However, we see neither the interest commitments included in the table, nor the disclosure related to such assumptions. Please advise or revise accordingly.

RESPONSE:    The Company has revised its disclosure to include interest commitments in the table of contractual obligations and the fact that we have no variable rate interest payments. Please see page 43.

Recent Capital Raising Transaction, page 43

5.

We have read your response to comment 30 in our letter dated February 21, 2008. Please revise your disclosure herein to state that you have not made any interest payments in shares of your common stock on your 10% secured convertible debentures.

RESPONSE:    The requested additional disclosure stating that the Company has not made any interest payment in shares of its common stock has been added to Amendment No. 2; please see page 44.

Management, page 65

6.	We note you response to comment 36 in our letter dated February 21, 2008. Please disclose Adam Wasserman’s affiliation with Speedhaul Holdings, Inc. in his biography.

RESPONSE:    As set forth in our earlier correspondence, Mr. Wasserman’s biography accurately discloses his tenure as Chief Financial Officer of the Company and such tenure reflects the term of his affiliation with the Company. As set forth in the Current Report on Form 8-K as filed by the Company on July 9, 2007, following the closing of the Share Exchange Agreement between the Company (then known as Speedhaul Holdings, Inc.) and Gold Horse Nevada, the then sole officer and director of the Company resigned from his respective officer positions with the Company and tendered his resignation as the sole director on the Board, which resignations were to be effective 10 days after the delivery of the Schedule 14f-1 Information Statement to the Company’s stockholders. As the Company mailed a Schedule 14f-1 to its stockholders on June 29, 2007, the effective date of the former officer and director’s resignations, and the date of appointment of Mr. Wasserman as Chief Financial Officer of the Company (together with the appointment of the other officers and directors designated in the Securities Purchase Agreement) pursuant to the terms of the Securities Purchase Agreement was July 9, 2007. Mr. Wasserman had no affiliation with the Company, Gold Horse Nevada or any of the Jin Ma Companies prior to his appointment pursuant to the terms of the Share Exchange Agreement.

December 31, 2007 Financial Statements

Consolidated Balance Sheet, page F-2

7.

In your response to prior comment 40, you state, “As per FIN46R, the equity of the VIE should be shown as “Minority Interest,” Please provide us with the applicable language and paragraph number in FIN 46R and explain your basis for this statement. Since the variable interest entity is consolidated with the elimination of intercompany accounts pursuant to ARB 51, it is not clear why the APIC of the Jin Ma Companies is being reclassified to the line item “Non controlling interest in variable interest entities.” This line item caption also does not appear to be explained in Note 1. Also, Gold Horse Nevada entered into the contractual arrangements on August 31, 2006 and the reverse merger between you and Gold Horse Nevada occurred on June 29, 2007. It is not clear what event occurred subsequent to June 30, 2007, which would trigger the reclassification. If a change in the description of the equity in Jin Ma were appropriate under the guidance upon consolidation of the variable interest entity by the predecessor, it appears August 31, 2006, would be the relevant date.

RESPONSE:    The Company has adopted FASB Interpretation No. 46R “Consolidation of Variable Interest Entities” (“FIN 46R”), an Interpretation of Accounting Research Bulletin No. 51. FIN 46R requires a Variable Interest Entity (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns. VIEs are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities.

ACCOUNTING AFTER INITIAL MEASUREMENT OF VIE – As per Paragraph 22 of Fin 46R, Subsequent accounting for the assets, liabilities, and non-controlling interest of a consolidated variable interest entity are accounted for as if the entity were consolidated based on voting interests and the usual accounting rules for which the VIE operates are applied as they would to a consolidated subsidiary as follows:

•	carrying amounts of the VIE are consolidated into the financial statements of the company as the primary beneficiary (referred as “Primary Beneficiary” or “PB”);
•	inter-company transactions and balances, such as revenues and costs, receivables and payables between or among the Primary Beneficiary and the VIE(s) are eliminated in their entirety; and

•	because there is no direct ownership interest by the Primary Beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest.

Additionally, SFAS 160 (applicable for fiscal years beginning after Dec 15, 2008) mentions that all minority interest / noncontrolling interest should be presented as part of Equity.

Note 15 - Major Customers & Vendors, page F-26

8.

We have read your response to comment 42 in our letter dated February 21, 2008. You have told us you have revised pages 32 and 34 to discuss the reasons for your customer concentrations in greater detail. We assume you are referring to your discussions of net revenues for the three and six months ended December 31, 2007. However, it is not clear to us how these discussions relate directly to your customer concentrations. For example, we note you mention the completion of the Ta Bu Ban residential apartment project, as well as the commencement of two new projects, during the six months ended December 31, 2007. However, the relationship of the Ta Bu Ban project to the customer who represents 51% of your net revenues as of December 31, 2007 is not clear. We also do not note discussion of the three significant customers identified as of June 30, 2007. Please revise your disclosure either in the MD&A or Note 15 accordingly.

RESPONSE:    As requested, the Company has revised its disclosure related to customer concentrations. Please see pages 14, 33, 35 and 38 of Amendment No. 2.

June 30, 2007 Financial Statements

Note 10 - Income Taxes, page F-46

9.

We have read your response to comment 46 in our letter dated February 21, 2008. You respond that in connection with your U.S. operations, you do not have any temporary differences since your U.S. operations began on June 28, 2007, and thus did not incur any expenses during the period through June 30, 2007. However, your disclosure in Note 10 and our comment did not refer solely to the U.S. operations. Since all of your net income was generated in China, your operations are subject to the income tax laws of the PRC. Therefore, please briefly explain to us the reason no significant book and tax basis differences exist under the income tax laws of the PRC, except for permanent differences described in your response.

RESPONSE:    As previously stated, as of June 30, 2007, all of the Company’s net income was generated in China and its operations are subject to the income tax laws of the PRC. Generally, the Company files its income tax returns in the PRC using financial information equal to its accrual basis books and records and have not reflected and temporary differences. However, in 2007, the Company recognized bad debt expense on its books and records that was disallowed by the local taxing authorities in the PRC. Accordingly, its income tax provision was higher that the 33% statutory rate pursuant to PRC tax laws. The Company treated this difference as a permanent different analogous to similar treatment for permanent difference reconciling to the US statutory rate.

Exchange Act Filings

10.

We have read your response to comment 49 in our letter dated February 21, 2008. Please include the clarifying information contained in your response in future periodic filings to the extent applicable.

RESPONSE:    The Company hereby confirms that it will include the clarifying information contained in its response to comment 49 in future periodic filings.

Item 4.02 Form 8-K filed on April 30, 2008

11.	We remind you that when you file your restated Forms S-1/A and 10-QSB/A you should appropriately address the following:

•	full compliance with FAS 154, paragraphs 25 and 26,
•	fully update all affected portions of the document, including the MD&A, selected financial data and quarterly financial data,
•	updated Item 8A. and Item 3 disclosure should include the following:
•	a discussion of the restatement and the facts and circumstances surrounding it,
•	how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,
•	changes to internal controls over financial reporting, and
•	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements on a similar nature.

Refer to Items 307 and 308(c) of Regulation S-K.

RESPONSE:    In both Amendment No. 2 and the Form 10-Q/A, the Company has:

•	Fully complied with FAS 143 paragraph 25 and 26,
•	Updated all affected portions of the documents including MD&A and the quarterly financial data, and
•

Updated controls and procedures section of filing to discuss the restatement and circumstances surrounding it, our revised conclusion noting a material weakness in our controls, changes to internal controls and updated certifications.

12.

Please tell us which construction project is being referred to. Explain the parties involved in the construction project and the significant terms and conditions of the contract to perform the construction project. You state Jin Ma Real Estate is “a part to an agreement to lease these buildings to a third party for a period of 26 years.” However, it is not clear whether there were parties to the agreement to construct the project other than Jin Ma Construction and Jin Ma Real Estate. Discuss the nature and role of any other parties to the construction agreement. Tell us where Jin Ma Real Estate’s role in this project is discussed in the discussion of its projects beginning on page 58 of the S-1/A. We do not note any projects in the discussion on page 58 that appear related to the discussion of construction projects on pages 52-55. Provide a discussion of all of your construction projects where Jin Ma Real Estate or another consolidated or related entity is involved in construction, leasing or other operations involving the project (i.e. all projects where consolidated Gold Horse is involved in multiple aspects of the project development such as construction and subsequent leasing of a building). Discuss the parties involved, significant terms and conditions of the contracts, and your method of accounting for them. Provide appropriate disclosure of this information in the updated disclosures in your Form S-1.

RESPONSE:    The project being referred to is the Inner Mongolia Electrical Vocational Technical School and the project is described in greater detail on page 63 of Amendment No. 2 and includes the material terms of the agreement between Jin Ma Real Estate and Inner Mongolia Mechanics and Electrics Professional Technology University. As disclosed therein, this project is the only construction project where Jin Ma Real Estate or another consolidated or related entity is involved in construction, leasing or other operations involving the project (i.e. all projects where consolidated Gold Horse is involved in multiple aspects of the project development such as construction and subsequent leasing of a building).

An English translation of the agreement is also filed as Exhibit 10.21 to the registration statement. Previous mention the project has been removed from the table and text which appeared on page 55 of Amendment No. 1.; this project was not included in the table on page 58 of Amendment No. 1.

We trust the foregoing is fully responsive to the staff’s comments.

Sincerely,

/s/ James M. Schneider

cc:	Mr. Adam Wasserman